Exhibit 4.10

INTEGRATION AGREEMENT

between
Norsk Hydro ASA
and
Statoil ASA

CONTENTS

1.	Introduction	3
2.	Main elements of the merger	3
3.	Information and verification	5
4.	the Merged company	5
5.	The employees	6
6.	Planning and execution of the merger	6
7.	Restrictions on the Conduct of business during the term of the Integration Agreement	7
8.	Conditions for the execution of the merger	7
9.	Confidentiality and information	7
10.	Termination of the Integration Agreement	8
11.	Disputes	8

INTEGRATION AGREEMENT
This Integration Agreement (the “Integration Agreement”) is entered into between Norsk Hydro ASA (“Hydro”) and Statoil ASA (“Statoil”) concerning a merger of Hydro’s petroleum activities (as defined below) and Statoil (the “Merger”).
1.	INTRODUCTION

1.1	Background
After preliminary discussions between Hydro and Statoil (hereinafter jointly referred to as the “Parties” and individually as a “Party”), the Parties decided to enter into negotiations to investigate the possibility for a merger between the Hydro Group’s activities within oil, gas and wind energy together with Hydro’s interest in Naturkraft AS and its shares in Hydro IS Partner (the “Petroleum Activities” or “Hydro’s Petroleum Activities”) and Statoil into one company (the “Merged Company”) based on the principle of a merger of equals. After having conducted such negotiations, the Parties have agreed to undertake the Merger on the terms and conditions set forth herein.
The Merged Company will be a competitive global participant in the petroleum industry, and be the world’s the largest offshore operator. The Merged Company will have greater ability than each of the Parties separately to secure further growth in an environment increasing competition for new resources and increasing technical complexity in available projects.
1.2	The purpose of this Integration Agreement
This Integration Agreement shall form the basis for the development of a joint plan for the merger (the “Merger Plan”) in order to execute the Merger, which shall be based on and supplement the regulations in this Integration Agreement.
2.	MAIN ELEMENTS OF THE MERGER

2.1	The merger and general principles for execution
The transaction is a merger of equals between Hydro’s Petroleum activities and Statoil based on the principle of a merger of equals.
2.2	Method of implementation
The Merger will be implemented by a demerger of Hydro’s Petroleum Activities with Statoil as the assignee company pursuant to the rules set out in chapter 14 of the public limited companies act (the “PLCA”), whereupon Statoil will issue shares as demerger consideration to Hydro’s shareholders.
The Merger is assumed to be executed with fiscal continuity.
2.3	Further specification of the object of the Merger
All assets, rights and obligations related to the Hydro’s Petroleum Activities, including all of Hydro’s shares and interests in companies included in Hydro’s Petroleum Activities, are included in the Merger.
The assets, rights and obligations which are to be transferred to the Merged Company, and the procedure for such transfer are set out in Annex 1. All other assets, rights and obligations will remain in Hydro after the Merger and be part of Hydro’s continued operations.
2.4	Financial conditions for the Merger
Hydro’s shareholders will receive 0.8622 shares in the Merged Company as consideration for each share they own in Hydro. It will not be issued shares as consideration for shares owned by Hydro.

When entering into this Integration Agreement, Statoil has 2,160,276,715 outstanding shares (not taking into account shares which Statoil owns temporarily in connection with its share savings scheme for employees) and Hydro has 1,226,175,885 outstanding shares. After Statoil and Hydro have executed redemption of 14,291,848 and 16,871,506 shares respectively belonging to the Norwegian government in accordance with the agreements regarding repurchase schemes for shares, they will have 2,145,984,867 and 1,209,304,377 outstanding shares respectively. At the implementation of the Merger by registration in the Register of Business Enterprises (the “Implementation”), Statoil’s shareholders will own 67.3% and Hydro’s shareholders will own 32.7% of the shares in the Merged Company.
The exchange ratio is based on the following financial conditions:
(i)	Hydro’s Petroleum Activities shall be allocated a Net Interest-bearing Debt (as defined in Annex2) of NOK 0 as per 1 January 2007.

(ii)	Statoil shall before the Implementation distribute an ordinary dividend of NOK 9.12 per share.

(iii)	Hydro shall before the Implementation distribute an ordinary dividend of NOK 5.0 per share. This dividend shall be charged to the Petroleum Activities.

(iv)	Neither Statoil nor shall, except as otherwise stated above, distribute any dividend on its shares before the Implementation.

(v)	In the period from the approval of the Merger Plan by the general meetings up until the Implementation, Hydro shall acquire 16,871,506 shares and Statoil shall acquire 14,291,848 shares from the Norwegian government and delete such number of own shares that the government’s ownership percentage remains unchanged. The acquisition and deletion of shares shall be made in accordance with established practice and the agreements regarding repurchase schemes for shares entered into with the government. Otherwise none of the Parties shall, without the prior consent from the other Party, acquire or sell own shares or change its share capital prior to the Implementation, except for acquisition and sale of the same number of shares as part of the implementation of a share investment scheme for the employees in accordance with established practice.
2.5	Time schedule
The parties shall prepare a joint Merger Plan based on this Integration Agreement which shall be approved by each of the Parties’ board of directors no later than 31 March 2007. If it is not possible to complete the Merger Plan within this deadline, the Parties shall agree on an extension of the deadline of up to one month, provided that there is reasonable grounds to believe that it will be possible to present the Merger Plan to the respective general meetings for approval no later han 31 July 2007.
The Merger Plan shall be submitted for approval to the general meetings of Statoil and Hydro as soon as possible, and no later than four months after the boards of directors have approved the Merger Plan.
The Implementation of the Merger by registration in the Register of Business Enterprises shall, contingent upon all necessary governmental approvals having been given, take place without undue delay after the period for creditor’s objections has elapsed and all other necessary conditions for the Implementation in accordance with the Merger Plan has been fulfilled.
3.	INFORMATION AND VERIFICATION
The exchange ratio is based on a joint assessment of the value of Hydro’s Petroleum Activities and Statoil. The Parties have exchanged information prior to entering into this Integration Agreement in order to perform such assessment. The purpose of this information exchange was to clarify all essential elements and assumptions for the exchange ratio, cf. section 2.4.
Prior to the approval of the Merger Plan, the Parties shall conduct a due diligence of Hydro’s Petroleum Activities and Statoil (the “Due Diligence Review”) with the purpose of confirming that the information exchanged prior to entering into this Integration Agreement, taken together with publicly available information at this time, gave an adequate description of Hydro’s Petroleum Activities and Statoil (the “Information Assumption”).
Prior to the Due Diligence Review, the parties shall enter into an agreement regarding the execution of such review, including which material is to be reviewed and how the review shall be executed to minimize the inconvenience for the affected businesses.
If the Due Diligence Review does not reveal discrepancies from the Information Assumption of such a nature that it is anticipated that they taken together would have had a material impact on the determination of the financial conditions for the Merger defined in section 2.4, the conditions for the Merger shall remain unaltered.
Hydro shall, up until the Implementation, supply Statoil such continuous information as deemed necessary to enable Statoil to verify whether the distribution of assets, rights and obligations is implemented according to the agreement.
4.	THE MERGED COMPANY

4.1	Name and logo
After the Implementation, the Merged Company shall have a new name and a new logo. The new name and the new logo shall be approved by the boards of directors in both Hydro and Red. The change of name and logo shall not prevent the use of Red’s present name and logo in connection with the Merged Company’s activities within the business area “energy and retail” to the extent this is considered appropriate.
4.2	Place of business and location
The place of business of the Merged Company shall be in Stavanger. Group functions shall be located both in Oslo and Stavanger, and the chief executive officer shall have offices in both locations.
4.3	The board of directors of the Merged Company
The board of directors of the Merged Company shall consist of 10 members, of which three members shall be elected among the employees. The chairman of the board of the Merged Company shall be Eivind Reiten. The election committee of Hydro shall nominate two and the election committee of Statoil shall nominate four of the other members of the board.
The board of directors shall be elected for the period up until the ordinary general meeting of the Merged Company in the spring 2010.
4.4	The management of the Merged Company
The CEO of the Merged Company shall be Helge Lund.
The composition of the remaining senior management of the Merged Company will be determined by the current CEOs and boards of directors of Hydro and Statoil in accordance with the principle of merger of equals.
The management structure and management systems of the Merged Company shall be based principally on Statoil’s existing model.
4.5	Other corporate bodies
The Merged Company shall have a corporate assembly. One third of the members of the corporate assembly shall be elected by and among the employees. The election committee of Hydro shall nominate the number of members which, by rounding downwards will represent 40% of the other members, while the election committee of Statoil shall nominate the rest of the members.
The Merged Company shall have an election committee consisting of four members. The election committee of Hydro and Statoil shall each nominate two of the members of the election committee.

The members of the corporate assembly and the election committee shall be elected for the period up until the ordinary general meeting of the Merged Company in the spring 2010.
4.6	Representatives of the employees in the board of directors and the corporate assembly
The Parties will arrange for the election of employee representatives for the Merged Company’s corporate assembly and board of directors as soon as possible after the Implementation, with the aim of having employee representatives in these corporate bodies with background from Hydro and Statoil reflecting the principle of merger of equals.
5.	THE EMPLOYEES
The employment of the affected employees will be transferred in accordance with the rules and regulations in the Employment Protection Act and other relevant labour legislation.
The principle of merger of equals shall be reflected in connection with the appointment of positions and assignment of duties. To the extent seniority is emphasised in such or any other situation, seniority in the Hydro Group and the Statoil Group respectively shall be considered equal in the Merged Company.
Moreover, the Parties will attach importance to providing information to and to consult with the employees and their representatives in connection with the execution of the Merger.
6.	PLANNING AND EXECUTION OF THE MERGER
The Parties shall, as soon as possible after entering into this Integration Agreement, establish a project for the integration under the leadership of Hilde M. Aasheim in close cooperation with a person appointed by Statoil, who, to the extent this will not be in conflict with competition laws, shall plan the integration of the involved activities. The integration project shall be executed based on the principle of merger of equals and other principles laid down in this agreement.
The Parties shall to the extent necessary exchange information and otherwise cooperate with the aim to as soon as possible fulfil the conditions for the execution of the Merger stated in section 8.
7.	RESTRICTIONS ON THE CONDUCT OF BUSINESS DURING THE TERM OF THE INTEGRATION AGREEMENT
None of the Parties — or any company controlled by any of the Parties — shall, from the time of entering into this Integration Agreement and for as long as this agreement is not terminated, act in contradiction to the terms and conditions set forth herein, including the regulations regarding the financial conditions in section 2.4, and neither Statoil nor Hydro’s Petroleum Activities shall, without the prior written consent from the other Party, decide or undertake major investments, disposals or changes to its business or capital structure, or perform other acts or omissions which are of major importance to the Merger or which falls outside the scope of ordinary course of business. The above does not preclude acts or omissions assumed by this Integration Agreement or which are necessary to execute the Merger.
Neither Statoil nor Hydro shall perform any actions with the aim of someone putting forward an offer or proposal which will be detrimental to the execution of the Merger or will reduce the probability for the Merger being approved by their respective general meetings. Each of the Parties shall immediately inform the other Party of inquiries received regarding possible offers or proposals of such nature]
8.	CONDITIONS FOR THE EXECUTION OF THE MERGER
Each of the Parties’ obligation to execute the Merger is contingent upon:
(i)	The Due Diligence Review not revealing discrepancies from the Information Assumption as described in section 3, fourth paragraph with regard to the other Party.

(ii)	No incidents, changes, occurrences or developments with regard to the other Party occurring prior to the approval of the Merger Plan by the respective general meetings which materially alter the foundation of the Merger.

(iii)	Approval of the Merger Plan from the general meetings in Hydro and Red.

(iv)	The Parties obtaining all necessary approvals from public authorities to execute the Merger, and that these approvals do not contain conditions which will have a material negative impact for the Merged Company.

(v)	Possible third party approvals which may be necessary for the Implementation of the Merger are given.

(vi)	All conditions for continuance of Statoil’s listing on the Oslo Stock Exchange and the New York Stock Exchange respectively have been, or with a reasonable degree of certainty will be, fulfilled.
9.	CONFIDENTIALITY AND INFORMATION
All information received from the other Party in connection with the entering into of the Integration Agreement and the further process of the Merger, and which is not publicly known, shall be treated confidential and shall not be used for other purposes than those provided for in the Integration Agreement. This does not prevent submission of such information according to rules and regulations. In such cases the Party which is obliged to give such information shall, if possible, consult the other Party before such information is given.
The Parties agree on a joint disclosure of the negotiations of the Merger on Monday 18 December, 2006 before 09.00 p.m., Oslo time. A subsequent joint press conference shall be held at a time to be agreed upon. The Integration Agreement is not confidential after the Parties have conducted such joint press conference.
Information to the public and the relevant stock exchanges related to the Merger shall be given jointly by the Parties.
10.	TERMINATION OF THE INTEGRATION AGREEMENT
The Integration Agreement shall be terminated and shall be replaced by the Merger Plan at the time the Merger Plan is approved by the boards of directors of Statoil and Hydro.
The Integration Agreement shall also terminate if it is terminated due to it not being possible to fulfil the conditions for the Merger or due to substantial breach.
The Parties shall cooperate on the information given in connection with a possible termination of the Integration Agreement. When preparing and presenting the information, both Parties’ views and interests shall be taken into consideration.
11.	DISPUTES
Disagreement in connection with the Integration Agreement shall be settled amicably. Disputes shall, if the Parties do not agree otherwise, be settled by arbitration in Oslo. The arbitration proceedings and the award of the arbitration tribunal shall be subject to the regulations in section 9.
Oslo, 18 December 2006

For Statoil ASA	For Norsk Hydro ASA

/s/ Helge Lund	/s/ Eivind Reiten

Helge Lund	Eivind Reiten
Konsernsjef	Konsernsjef

ANNEX 1
Principles for split of the Hydro Group

Wiersholm, Mellbye & Bech, advokatfirma AS — M.N.A.
Ruseløkkveien 26. P O Box 1400 Vika, N-0115 Oslo, Norway. T: +47 210 210 00. F: +47 210 210 01. www.wiersholm.no
Bank Account No: 6011.05.43908. Reg. No: 981 371 593 MVA

1.	INTRODUCTION
The activities in Hydro and its subsidiaries (the “Hydro Group”) comprise at present the two core business areas Aluminium and Oil & Energy, together with Hydro Other Businesses and Hydro’s insurance company (“Hydro Captive”). Hydro Other Businesses comprises the activities Hydro Polymers, Hydro IS Partner, Hydro Production Partner, Industry- and Business Parks and Shared Services.
The Merger presupposes a demerger of the Hydro Group’s activities within oil, gas and wind power, the interest in Naturkraft AS and its shares in Hydro IS Partner AS (the “Petroleum Activities” or “Hydro’s Petroleum Activities”) with Statoil as the assignee company. The Petroleum Activities are mainly organised in the business area Oil & Energy, but certain related activities which shall be included in the Merger are organised in other business areas.
This annex 1 includes further specifications of the principles for the split between the Petroleum Activities and Hydro’s other activities.
2.	PRINCIPLES AND PROCEDURE FOR THE SPLIT

2.1	General principle
Hydro’s Petroleum Activities shall be demerged and combined with Statoil into one company. The activities which are not included in the transfer shall remain in Hydro after the Merger.
Hydro’s Petroleum Activities comprise all assets, rights and obligations, including employees, which completely or essentially relate to the Hydro Group’s activities in the areas of exploration, production, processing, marketing and sale of, together with research and development related to, oil and gas, including all shares and interests which Hydro owns in companies with such activities. Further, the Hydro Group’s activities within wind power, Hydro IS Partner and certain other smaller areas of activities are included. On the other hand, the Hydro Group’s activities within hydroelectric power and associated trading activities, solar energy and Co2-quotas or Hydro Captive are not included in Hydro’s Petroleum Activities.
2.2	Technical implementation of the Merger
The Merger shall with regard to Hydro’s Petroleum Activities be implemented by demerging these activities from Hydro with Statoil as assignee company, whereupon Hydro’s shareholders will receive consideration in the form of shares in the Merged Company (the “Merger”).
Hydro’s Petroleum Activities are mainly operated through subsidiaries. The most important of these subsidiaries, Hydro Produksjon AS, also has other substantial activities, while the rest of the subsidiaries included in Hydro’s Petroleum Activities do not have other substantial activities.
To enable a practical implementation of the Merger there shall, prior to or at the same time as the Implementation (as defined in the Integration Agreement), be carried out (a) a demerger of Hydro Produksjon AS resulting in a transfer of all of this company’s assets, rights and obligations related to the Petroleum Activities to a newly established limited company wholly owned by Hydro, and (b) intra-group transfers within the Hydro Group of assets, rights and obligations, and transfer of shares in other companies which are included in Hydro’s Petroleum Activities, which are not already owned through an uninterrupted chain of ownership consisting solely of companies included in Hydro’s Petroleum Activities, in such a way that all assets, rights and obligations, including shares, will be owned by Hydro at the Implementation directly or through such uninterrupted chains of companies included in Hydro’s Petroleum Activities.
To implement the agreed distribution of assets, rights and obligations between the Petroleum Activities and Hydro’s other activities, it may be necessary to conduct intra-group transfers against consideration. The transfer of value as a result of such paid consideration between the Petroleum Activites and Hydro’s other activities shall be compensated by a corresponding demerger claim between the Merged Company and Hydro, which will fall due immediately after the Implementation.
2.3	Financial Effective Date
The financial effective date of the Merger shall be 1 January 2007 (the “Effective Date”).

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This principle implies that all assets, rights and obligations related to the Petroleum Activities which exist on the Effective Date or which materialise later and have not ceased to exist at the Implementation, are allocated to the Petroleum Activities with regard to the Merger.
3.	DISTRIBUTION OF ASSETS, RIGHTS AND OBLIGATIONS

3.1	Introduction
This section 3 specifies how the assets, rights and obligations of the Hydro Group shall be distributed, and accordingly, what will be included in the Merger from the Hydro Group.
Rights and obligations do not only cover rights and obligations towards third parties, but also rights and obligations between the remaining and the demerged part of the Hydro Group based on intra-group transactions as if they were separate companies from the Effective Date.
3.2	Transfer of assets, rights and obligations
All assets, rights and obligations which completely or essentially relate to the Petroleum Activities in the Hydro Group are included in the Merger. This is the case regardless of whether they are known or unknown, conditional or unconditional.
This includes among other rights and obligations which relate to employment, business agreements, claims, operating related debt, intellectual property rights, disputes, sureties and guarantees, taxation and environmental matters.
All cash and bank deposits shall, together with the syndicated credit facilities, be allocated to Hydro’s other activities. All bond loans shall be allocated to the Petroleum Activities.
The Merged Company shall take all reasonable steps to relieve Hydro and Hydro’s remaining subsidiaries from their responsibility towards third parties in relation to the assets, rights and obligations which are subject to transfer. In cases where this is not obtainable, the Parties shall enter into agreement on how this shall be handled between Hydro and the Merged Company.
3.3	Further on Net Interest-Bearing Debt and demerger claim
To the extent assets, rights and obligations included in Net Interest-Bearing Debt and which are transferred in accordance with the regulations in the Merger Plan otherwise would represent a Net Interest-Bearing Debt which would deviate from what is set out in clause 2.4 of the Integration Agreement, this shall be settled through a demerger claim which shall bear market interest from 1 January 2007 and which falls due at the Implementation.
3.4	Further on taxation issues
The main principle for distribution of the assets, rights and obligations set out in clause 3.2 implies that the Merged Company assumes all historical and future rights and obligations related to the Petroleum Activities. This also includes all historical and future rights and obligations related to taxation issues linked to Hydro’s Petroleum Activities. Any rights related to payments which have been made and any liability for possible changes in taxation from previous years shall be allocated to the Merged Company if the taxation is related to the Petroleum Activities.
If changes are made in the taxation related to internal pricing, including allocation of corporate costs, between Hydro’s Petroleum Activities and Hydro’s other activities, Hydro shall, if the change results in an increase in taxation of Hydro’s Petroleum Activities, compensate the Merged Company with an amount corresponding to the reduction in taxation of Hydro’s other activities, however limited to the increase in taxation of the Petroleum Activities. Accordingly, the Merged Company shall compensate Hydro after the same principles if the change results in an increase in taxation of Hydro’s other activities.
If changes are made in the taxation of Hydro Produksjon AS which result in a different distribution of financial items between Hydro’s Petroleum Activities and Hydro’s other activities, Hydro shall compensate the Merged Company for any reductions in the taxation of Hydro’s other activities as a consequence of such changes and the Merged Company shall compensate Hydro for any reductions in the taxation of Hydro’s Petroleum Activities as a consequence of such changes, however limited to the corresponding increase of taxation of the other party.

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3.5	Further on employment and pension issues in Hydro
The majority of the employees in the Norwegian part of Hydro’s Petroleum Activities are employed by Hydro. All employees in Hydro who at the Effective Date have their primary relationship to the Petroleum Activities shall as a part of the Merger be transferred to the Merged Company.
The employees in the unit “Projects” are part of the Petroleum Activities except for the approximately 50 employees in “Light Metals & Energy” which are part of Hydro’s other activities and thus shall not be transferred to the Merged Company.
The employees in “Hydro Shared Services” who have their primary relationship to the Petroleum Activities, i.e. approximately half of 120 employees, shall be transferred to the Merged Company.
Some of the employees in corporate functions in Hydro are performing work partly related to Hydro’s Petroleum Activities and partly related to Hydro’s other activities. This includes approximately 250 employees in the Corporate Centre in Norway, including the employees in “Facility Management”, but not including the employees in Hydro Captive. Of these approximately 250 employees, it is the Parties’ intention that approximately 105-110 employees, including approximately 50 employees from “Facility Management”, shall be transferred to the Merged Company as a part of the Merger based on their functions and qualifications, and also taking into account the need for labour in the respective businesses. The same applies for employees in corporate functions abroad, where the intention of the Parties is that of a total of approximately 60 employees, approximately 10-15 shall be transferred to the Merged Company. The specific allocation of the employees shall take place after consultation with the involved employees and in accordance with the relevant legislation.
The Merged Company assumes from the Effective Date the responsibility for all pension issues, including both the company pension scheme in Hydro’s Pension Fund and Hydro’s other pension schemes, related to the active employees who are transferred to the Merged Company and related to all pensioners who at the time the person ceased to be an active employee had its primary relationship to the Petroleum Activities. For pensioners who at the time the person ceased to be an active employee performed work partly related to Hydro’s Petroleum Activities and partly related to Hydro’s other activities, the pension obligations shall be distributed between Hydro and the Merged Company in accordance with the proportion of division of Hydro in the demerger, which again shall be based on the distribution of Hydro’s total net worth.
Hydro’s company pension scheme shall be split in accordance with the regulations in the act dated 24 March 2000 no. 16 regarding company pension scheme section 14-2(1) first sentence, cf. section 14-1. Possessions shall to the extent possible be transferred in the form of assets from Hydro’s Pension Fund to the pension scheme which assumes the pension obligations. The composition of the assets which are transferred shall to the extent possible reflect the current composition of assets in Hydro’s Pension Fund.
3.6	Further on IT/IS
As a part of the Merger, the shares in Hydro IS Partner AS (“BISP”) are transferred to the Merged Company. The rights and obligations of BISP, including those related to employees and pensions together with existing contractual relations, will as a main rule remain unchanged after the transfer. BISP shall continue as Hydro’s IT/IS-supplier after the Merger based on the existing (with any adjustments made) frame -, delivery- and project agreements between BISP and Hydro’s other activities. These agreements, together with the regulation below, regulates in more detail the delivery obligations, the right to termination and the possibility to re-allocate resources to Hydro after the transfer.
Immediately after the Effective Date, the Parties shall establish a committee related to IT/IS-activities, consisting of representatives from Hydro and Statoil. The committee shall consider how the IT/IS-activities in the Merged Company and Hydro shall be planned and executed in an appropriate manner after the Merger, and shall also take into consideration the IT/IS-requirements related to Hydro’s other activities. After the Merger the committee shall consist of representatives from the Merged Company and Hydro’s other activities.
Hydro has the right to acquire at book value hardware, applications, software and other specified assets to be identified by the Parties in connection with the integration process, which currently are owned by BISP but which are critical for Hydro’s other activities.. Such systems and assets will mainly be related to financial activities and systems for production of hydroelectric power and associated trading which are included in Hydro’s other activities. In connection with such transfer

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of assets and systems, it may also be desirable to transfer employees from BISP to Hydro’s other activities in accordance with the labour legislation. Hydro’s right to acquire said assets according to this paragraph is contingent upon such transfer not having a substantial negative impact for BISP ability to deliver IT/IS-services to the Petroleum Activity.
The Parties shall further in connection with the integration process identify which of the external agreements BISP has entered into that shall be transferred to Hydro.
Hydro undertakes, for a period of two years from the Implementation, not to recruit employees in BISP without the prior written consent from the Merged Company, except employment based on applications received in connection with public advertisement of the positions.
3.7	Further on Hærøya Research Centre
All assets, rights and obligations, including those related to employee- and pension issues, related to the Oil & Energy Research Centre and also other activities at Hærøya Research Centre which completely or essentially relate to the Petroleum Activities shall, as part of the Merger, be transferred to the Merged Company.
3.8	Corporate Costs
Costs related to Hydro’s corporate centre shall from the Effective Date to the Implementation be distributed between Hydro’s Petroleum Activities and Hydro’s other activities in accordance with the allocation principles used by Hydro. The share of the costs which in accordance with the allocation principles is not allocated to specific business areas (i.e. shareholders costs) shall be distributed in accordance with the proportion of division of Hydro in the demerger, which again shall be based on the distribution of Hydro’s total net worth.
3.9	Further on assets, rights and obligations related to former activities
Assets, rights and obligations related to former activities which are no longer part of the Hydro Group (including environmental- and pension obligations related to the former agri- and magnesium activities), shall be distributed between the Petroleum Activities and Hydro’s other activities in accordance with the proportion of division of Hydro in the demerger, which again shall be based on the distribution of Hydro’s total net worth.
3.10	Industriforsikring AS
The shares in Industriforsikring AS shall remain in Hydro after the Merger. However, after the Merger Industriforsikring AS shall demerge (a) all rights and obligations related to insurance of the Petroleum Activities, including rights and obligations in connection with the membership in OIL, and (b) a proportionate part of Industriforsikring AS’ assets. The Merged Company shall, after the demerger of Industriforsikring AS has been executed, acquire the company which is demerged from Industriforsikring AS for a cash amount equal to this company’s value adjusted equity.
3.11	Founders- and subscription certificates
Hydro has issued founders- and subscription certificates which in case of an increase of the share capital, provided that this is permitted under existing Norwegian legislation, give the holders a preferential right to subscribe at the terms of subscription determined by the company. The preferential right does not apply if the share capital increase is initiated to distribute shares to third parties as consideration for contribution of assets to the company.
The rights of the holders of the founders- and subscription certificates shall be extended to the Merged Company after the Implementation. The Merged Company is responsible to secure the holders’ rights towards this company, either through maintaining such rights in this company, or by paying redemption consideration to the holders equal to the actual value of the certificates, cf. public limited companies act section 14-9, cf. section 13-19.
3.12	Costs in connection with the Merger
All external costs incurred or to be incurred by the Hydro Group in connection with the planning, negotiation and execution of the Merger and associated division of the Hydro Group shall be a part of the Petroleum Activities to be transferred in the Merger. This principle includes among other expenses related to advisors, expenses incurred in connection with transfer of loans and any obligations to pay taxes or charges occurring in connection with the division of the Hydro Group,

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including in connection with any underlying transactions to be performed as part of the division. However, the principle is only applying to expenses related to elements which have been made known to Statoil before the Implementation.
3.13	The responsibility of the Parent companies
Hydro and the Merged Company shall be responsible for the obligations of their respective subsidiaries in accordance with the regulations in the Master Agreement and the Merger Plan towards the other party and its subsidiaries .

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